Querio Ltd (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Querio
Balance Sheet
As of December 31, 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023
ASSETS												
Current Assets												
Bank Accounts												
111000 Brex Chk 7329		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	50,100.00
112000 Mercury Chk 0037		0.00	0.00	0.00	1,000.00	25,774.51	22,447.94	16,418.43	11,466.29	6,243.78	102,033.64	125,934.15
Total Bank Accounts	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,000.00	$ 25,774.51	$ 22,447.94	$ 16,418.43	$ 11,466.29	$ 6,243.78	$ 102,033.64	$ 176,034.15
Other Current Assets												
121000 Stripe Clearing		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-0.35
Total Other Current Assets	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 0.35
Total Current Assets	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,000.00	$ 25,774.51	$ 22,447.94	$ 16,418.43	$ 11,466.29	$ 6,243.78	$ 102,033.64	$ 176,033.80
Fixed Assets												
122100 Computer Hardware		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,500.54
122101 Accumulated Computer Hardware Depreciation		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-69.46
Total 122100 Computer Hardware	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,431.08
Total Fixed Assets	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,431.08
TOTAL ASSETS	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,000.00	$ 25,774.51	$ 22,447.94	$ 16,418.43	$ 11,466.29	$ 6,243.78	$ 102,033.64	$ 178,464.88
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Credit Cards												
131000 Brex CC		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	89.00
Total Credit Cards	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 89.00
Total Current Liabilities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 89.00
Long-Term Liabilities												
141000 Convertible Notes		0.00	0.00	0.00	0.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	125,000.00
142000 SAFE Notes		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100,000.00	100,000.00
Total Long-Term Liabilities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 125,000.00	$ 225,000.00
Total Liabilities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 125,000.00	$ 225,089.00
Equity												
Additional paid in capital		0.00	0.00	0.00	1,000.00	1,100.00	1,100.00	1,100.00	1,600.00	1,600.00	1,600.00	1,600.00
Retained Earnings		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Income		0.00	0.00	0.00	0.00	-325.49	-3,652.06	-9,681.57	-15,133.71	-20,356.22	-24,566.36	-48,224.12
Total Equity	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,000.00	$ 774.51	-$ 2,552.06	-$ 8,581.57	-$ 13,533.71	-$ 18,756.22	-$ 22,966.36	$ 46,624.12
TOTAL LIABILITIES AND EQUITY	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,000.00	$ 25,774.51	$ 22,447.94	$ 16,418.43	$ 11,466.29	$ 6,243.78	$ 102,033.64	$ 178,464.88

Querio
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
Income													
101000 Monthly Subscriptions								90.00	90.00	130.00	240.00	230.00	780.00
Total Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 90.00	$ 90.00	$ 130.00	$ 240.00	$ 230.00	$ 780.00
Cost of Goods Sold													
200000 Cost of goods sold													0.00
201000 Merchant account fees								5.04	5.04	7.05	13.54	12.11	42.78
Total 200000 Cost of goods sold	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 5.04	$ 5.04	$ 7.05	$ 13.54	$ 12.11	$ 42.78
Total Cost of Goods Sold	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 5.04	$ 5.04	$ 7.05	$ 13.54	$ 12.11	$ 42.78
Gross Profit	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 84.96	$ 84.96	$ 122.95	$ 226.46	$ 217.89	$ 737.22
Expenses													
300000 Personnel Expenses													0.00
301000 Contractors & Consultants							3,032.06	5,735.73	5,267.50	4,739.00	3,944.50	11,745.69	34,464.48
Total 300000 Personnel Expenses	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 3,032.06	$ 5,735.73	$ 5,267.50	$ 4,739.00	$ 3,944.50	$ 11,745.69	$ 34,464.48
400000 Travel & Entertainment													0.00
402000 Airfare												8,143.96	8,143.96
Total 400000 Travel & Entertainment	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 8,143.96	$ 8,143.96
500000 Technology Expenses													0.00
501000 Software purchased/licensed						250.36	164.27	194.17	138.58	552.46	438.10	209.97	1,947.91
Total 500000 Technology Expenses	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 250.36	$ 164.27	$ 194.17	$ 138.58	$ 552.46	$ 438.10	$ 209.97	$ 1,947.91
600000 Professional services													0.00
601000 Legal Fees						75.13	76.24	74.56	72.02				297.95
603000 Other Professional Fees												3,500.00	3,500.00
Total 600000 Professional services	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 75.13	$ 76.24	$ 74.56	$ 72.02	$ 0.00	$ 0.00	$ 3,500.00	$ 3,797.95
700000 Office & Administrative													0.00
701000 Bank Charges						0.00	54.00	54.00	59.00	54.00	54.00	108.00	383.00
702000 Office Expenses								56.01				98.57	154.58
Total 700000 Office & Administrative	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 54.00	$ 110.01	$ 59.00	$ 54.00	$ 54.00	$ 206.57	$ 537.58
Total Expenses	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 325.49	$ 3,326.57	$ 6,114.47	$ 5,537.10	$ 5,345.46	$ 4,436.60	$ 23,806.19	$ 48,891.88
Net Operating Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 325.49	-$ 3,326.57	-$ 6,029.51	-$ 5,452.14	-$ 5,222.51	-$ 4,210.14	-$ 23,588.30	-$ 48,154.66
Other Expenses													
991000 Depreciation Expense												69.46	69.46
Total Other Expenses	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 69.46	$ 69.46
Net Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 69.46	-$ 69.46
Net Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 325.49	-$ 3,326.57	-$ 6,029.51	-$ 5,452.14	-$ 5,222.51	-$ 4,210.14	-$ 23,657.76	-$ 48,224.12

Querio
Statement of Cash Flows
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
OPERATING ACTIVITIES													
Net Income						-325.49	-3,326.57	-6,029.51	-5,452.14	-5,222.51	-4,210.14	-23,657.76	-48,224.12
Adjustments to reconcile Net Income to Net Cash provided by operations:													0.00
121000 Stripe Clearing								0.00	0.00	0.00	0.00	0.35	0.35
131000 Brex CC												89.00	89.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 89.35	$ 89.35
Net cash provided by operating activities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 325.49	-$ 3,326.57	-$ 6,029.51	-$ 5,452.14	-$ 5,222.51	-$ 4,210.14	-$ 23,568.41	-$ 48,134.77
INVESTING ACTIVITIES													
122100 Computer Hardware												-2,500.54	-2,500.54
122101 Computer Hardware:Accumulated Computer Hardware Depreciation												69.46	69.46
Net cash provided by investing activities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 2,431.08	-$ 2,431.08
FINANCING ACTIVITIES													
141000 Convertible Notes						25,000.00						100,000.00	125,000.00
142000 SAFE Notes											100,000.00		100,000.00
Additional paid in capital					1,000.00	100.00			500.00				1,600.00
Net cash provided by financing activities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,000.00	$ 25,100.00	$ 0.00	$ 0.00	$ 500.00	$ 0.00	$ 100,000.00	$ 100,000.00	$ 226,600.00
Net cash increase for period	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,000.00	$ 24,774.51	-$ 3,326.57	-$ 6,029.51	-$ 4,952.14	-$ 5,222.51	$ 95,789.86	$ 74,000.51	$ 176,034.15

Querio Ltd
Statement of Changes in Equity

Particulars	Year 2023
Balance at January 1, 2023	0.00
Issuance of shares	1,600.00
Net loss for the year	(20,356.22)
Balance at December 31, 2023	(18,756.22)

Querio Ltd
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Querio Ltd (the "Company") is a corporation organized on May 14, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. LIABILITIES AND DEBT

The Company has entered into convertible note agreements on July 2023 and December 2023 for $25,000.00 and $100,000.00, respectively. The notes carry an interest rate of 5% per year and are convertible into shares of the Company's capital stock during a change of control or qualified financing event.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.